EXHIBIT 18.1

Preferability Letter Regarding change in Accounting Policy Related to Goodwill

November 5, 2008

Crescent Financial Corporation
Cary, North Carolina

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Crescent Financial Corporation and subsidiaries (the “Company”) for the three and nine month periods ended September 30, 2008, and have read the Company’s statements contained in note F to the interim consolidated financial statements included therein. As stated in note F, the Company changed the date of its annual goodwill impairment test from December 31, to October 31 and states that this accounting change is preferable in the circumstances because the change allows the Company to complete its annual goodwill impairment testing in advance of its year-end closing activities. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2007, nor have we audited the information set forth in the aforementioned note F to the interim consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Dixon Hughes PLLC